Exhibit 99.1

FOR IMMEDIATE RELEASE

DragonWave Awarded Product and Services Contract for SmartSky Networks

OTTAWA, Canada — June 6, 2017 - DragonWave Inc., (TSX/NASDAQ: DRWI) a global supplier of packet microwave radio systems, announced today that it has been awarded a product supply and installation services contract from SmartSky Networks, a North American 4G LTE inflight service provider.

SmartSky will deploy DragonWave’s Harmony Enhanced and Harmony Enhanced MC products to provide high-capacity backhaul for its ground to air 4G LTE network. Harmony Enhanced MC was selected for the high capacity delivered through its 2048QAM and dual channel capabilities. In addition, the high system gain of the Harmony Enhanced MC makes it ideally suited for the long path lengths in the SmartSky network.

“The DragonWave Harmony Enhanced MC product solution offers our desired capacity requirements for SmartSky,” said SmartSky Networks Vice President of Services and Architecture Dave Claassen. “Harmony Enhanced MC delivers simple installation, operation and sophisticated remote management, so we are thrilled to partner with them to further enhance SmartSky’s capabilities.”

SmartSky accomplished the threshold technical and business milestones needed to close a major capital formation step as it recently announced securing its $170 million series B financing. Thus, SmartSky is moving rapidly with the deployment of its coast-to-coast national network to bring users fast, seamless connectivity in the air.

“DragonWave is excited to be working with SmartSky on its innovative high capacity and low latency inflight offering. This application is ideally suited for Harmony Enhanced MC.” said DragonWave President and CEO Peter Allen. “We are also proud to be delivering engineering and installation services in support of this network.”

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s portfolio is wireless network backhaul, including a range of products ideally suited to support the emergence of underlying small cell networks.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

About SmartSky Networks

Headquartered in Charlotte, North Carolina, SmartSky Networks was formed in 2011 by senior aviation and telecommunications executives seeking to transform aviation using disruptive communications technologies. Working with leading aerospace and technology partners, SmartSky is beginning the rollout of its innovative, air-to-ground network, SmartSky 4G LTE, this year. The network takes advantage of patented spectrum reuse and advanced beamforming technologies combined with 60 MHz of spectrum for significantly enhanced connectivity. SmartSky 4G LTE delivers data to the aircraft with speeds comparable to next generation satellite solutions and provides unmatched speeds when getting data off the aircraft. A real-time bidirectional link without the latency of satellite systems means SmartSky 4G LTE is a key enabler for new and enhanced apps, services, and hardware. To learn more, visit www.smartskynetworks.com

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements as to DragonWave’s growth opportunities and the potential benefits of, and demand for, DragonWave’s products.  These statements are subject to certain assumptions, risks and uncertainties, including our view of the relative position of DragonWave’s products compared to competitive offerings in the industry. Readers are cautioned not to place undue reliance on such statements.  DragonWave’s actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Media Contact:	Investor Contact:
Nadine Kittle	Patrick Houston
Marketing Communications	CFO
DragonWave Inc.	DragonWave Inc.
nkittle@dragonwaveinc.com	investor@dragonwaveinc.com
Tel: +1-613-599-9991 ext 2262	Tel: +1-613-599-9991